EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratio of earnings to fixed changes for the periods indicated. Prior to June 30, 2003, we were a wholly owned subsidiary of Conexant Systems, Inc.

	Three Months	Year Ended September 30,
	Ended
	December 31, 2004	2004	2003	2002	2001	2000
	(in thousands)
Earnings:
Loss before income taxes and cumulative effect of change in accounting principle	$(30,081)	$(92,526)	$(176,481)	$(667,574)	$(542,904)	$(205,760)
Add: Fixed charges	690	2,243	2,972	4,647	4,178	1,452

	$(29,391)	$(90,283)	$(173,509)	$(662,927)	$(538,726)	$(204,308)

Fixed charges:
Interest	$140	$—	$—	$—	$—	$—
Interest portion of rental expense	550	2,243	2,972	4,647	4,178	1,452

	$690	$2,243	$2,972	$4,647	$4,178	$1,452

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	Our earnings were insufficient to cover our fixed charges by $30.1 million in the three months ended December 31, 2004, $92.5 million in fiscal 2004, $176.5 million in fiscal 2003, $667.6 million in fiscal 2002, $542.9 million in fiscal 2001 and $205.8 million in fiscal 2000.

     In accordance with Item 503(d) of Regulation S-K, our fixed charges consist of that portion of rental expense we believe to be representative of interest. Earnings are the sum of pretax income from continuing operations plus the fixed charges.